Exhibit 99.1

THIS ANNOUNCEMENT, INCLUDING THE APPENDICES AND THE INFORMATION CONTAINED HEREIN, IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, THE REPUBLIC OF SOUTH AFRICA, JAPAN, NEW ZEALAND OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR ISSUE OR THE SOLICITATION TO BUY, SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY ORDINARY SHARES OF MIDATECH PHARMA PLC IN ANY JURISDICTION IN WHICH ANY SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

28 September 2017
Midatech Pharma PLC
(“Midatech”, the “Company” or the “Group”)

Proposed Placing and Open Offer

and

Notice of General Meeting

−	Proposed placing to raise up to approximately £6 million and open offer to raise up to £2 million

−	Net proceeds of the Placing will provide the Company with additional working capital to fund investment in progressing the Group’s three lead development programmes

7.00 a.m. (BST): Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and related therapeutic areas, today announces a proposed placing of new Ordinary Shares (“Placing Shares”) with existing and new investors to raise gross proceeds of up to approximately £6 million for the Company (the “Placing”).

The Company has high-value lead programmes based on its three innovative platform technologies:

•	MTD201 (Q-Octreotide), a long-acting dose of Octreotide for the treatment of acromegaly and metastatic carcinoid tumours;

•	MTX110, a treatment for diffuse pontine glioma (DIPG), an ultra-rare brain tumour disease suffered by children; and

•	MTD119, a targeted therapy using the Company’s gold nanoparticle (GNP) technology for hepatocellular carcinoma (HCC).

Each of these programmes is progressing through pre-clinical and clinical development, which the Directors believe are poised to deliver key value drivers in the next 9-18 months. The Company has the opportunity through its lead development programmes to deliver high value returns in the short-to-medium term by leveraging the Group’s established US commercial infrastructure as those products potentially complete clinical development and come to market.

Recent challenges have temporarily slowed the Company’s development programme progression and reduced its ability to invest in key programmes, including the requirement to complete the in-licensing of an oncology compound for MTX110 ahead of trials (£0.8 million impact); US commercial organisation margins and costs being under pressure (£4.1 million impact against internal forecasts) including increased sales and marketing costs and one-off reorganisation costs, and delays to its key MTD201 and MTD119 programmes as manufacturing was scaled-up and clinical study designs were adapted and finalised in conjunction with regulatory feedback. Consequently, the Company’s cash position has been significantly reduced, impairing progress in its lead programmes.

Midatech intends to raise £6 million by way of the Placing to invest in progressing the Group’s three lead development programmes, each of which has key value inflections in 2017-18.

In particular, the proceeds of the Placing (after fees and expenses) will provide the company with additional working capital to help fund:

•	clinical bioequivalence study of 24 patients of MTD201 versus Sandostatin LAR (current standard of care);
•	first pivotal clinical in-human study for MTX110; and
•	an IND-enabling programme for MTD119, which is underway, in anticipation of a first in-human study in H2 2018.

The proceeds of the Placing will not themselves provide the Company with sufficient working capital for its anticipated requirements over the next twelve months. Accordingly, the Company is also in the process of negotiating a potential revised debt facility with a number of new providers in addition to its existing provider in order to help with the Company’s ongoing working capital requirements. Whilst there can be no assurance that these negotiations will be successful, the Directors reasonably believe that these negotiations could be agreed by the end of 2017. Furthermore, the Board will continue to assess the market value of certain of the Company’s assets so that non-dilutive funding could be available, if required, to drive long term value for the Group without a reliance on equity funding.

The Placing will be conducted by way of an accelerated bookbuilding process (the “Bookbuild”), which will be launched immediately following this announcement in accordance with the Terms and Conditions set out in Appendix II. The Placing Shares are not being made available to the public. It is envisaged that the Bookbuild will be closed no later than 4.30 p.m. London time today, 28 September 2017. Details of the number of Placing Shares, the price per Placing Share (the “Issue Price”) and the approximate gross proceeds of the Placing will be announced as soon as practicable after the closing of the Bookbuild.

Panmure Gordon (UK) Limited (“Panmure Gordon”) is acting as Financial Adviser, Nominated Adviser and Broker in relation to the Placing.

In addition, in order to provide Eligible Shareholders who have not taken part in the Placing with an opportunity to participate at the Issue Price, the Company is making an open offer to all Eligible Shareholders to give them the opportunity to subscribe for new Ordinary Shares (“Open Offer Shares”) at the Issue Price to raise gross proceeds of up to c.£2 million for the Company (the “Open Offer”). The Open Offer is not underwritten. The net proceeds of the Open Offer receivable by the Company will be utilised as further working capital for the Group.

The terms and conditions of the Open Offer will be set out in a Circular to Shareholders, which will also include a notice convening a General Meeting to be held at 10.00 a.m. on 16 October 2017 at the offices of Panmure Gordon, One New Change, London, EC4M 9AF. It is expected that the Circular will be dispatched to Shareholders no later than Friday 29 September 2017 and will also be available at this time on the Company's website at www.midatechpharma.com.

The Placing and Open Offer are conditional, inter alia, on the approval of the relevant Resolutions by Shareholders at the General Meeting and on the Admission of the Placing Shares and Open Offer Shares (respectively) to trading on AIM.

Certain Directors of the Company are also intending to subscribe for Placing Shares in the Placing.

Commenting on the proposed Placing and Open Offer, Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “The Placing today will help Midatech progress its three key development projects. These programmes all have key value inflection points over the next 18 months and the potential to deliver high value returns through the Midatech US commercial arm in the next few years, leveraging our established sales infrastructure. Today’s Placing also assists the Company in pursuing our goal of retaining the rights to our key development programmes through to commercialisation thereby pursuing the creation of maximum value for shareholders.”

Further details of the Placing and Open Offer are set out in Appendix I to this announcement. The capitalised terms used in this announcement have the meaning set out in the Appendix III to this announcement.

The Market Abuse Regulation ("MAR") became effective from 3 July 2016. Market Soundings, as defined in MAR, were taken in respect of the proposed Placing with the result that certain persons became aware of inside information, as permitted by MAR. That inside information is set out in this announcement and has been disclosed as soon as possible in accordance with paragraph 7 of article 17 of MAR. Therefore, those persons that received inside information in a Market Sounding are no longer in possession of inside information relating to the Company and its securities.

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888 300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Financial Adviser, Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and related therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products. Midatech’s strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company has three high value lead programmes progressing through pre-clinical and clinical development, which the Directors believe are poised to deliver key value drivers in the next 9-18 months. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the “right time, right place”: gold nanoparticles (“GNPs”) to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release (“SR”) delivery; and Nano Inclusion (“NI”) to provide local delivery of therapeutics, initially to the brain. The Group has a full service US sales and marketing oncology supportive care commercial platform which is set to break-even on a standalone basis over the next six-to-nine months, and through which to launch its own products as they potentially achieve approval. The Company employs over 100 staff across Europe and the US, and its ordinary shares are admitted to trading on AIM (MTPH) and are quoted on the NASDAQ Capital Market (MTP) through American depositary receipts.  For further company information see: www.midatechpharma.com

IMPORTANT NOTICES

Panmure Gordon (UK) Limited, which is regulated in the UK by the Financial Conduct Authority, is acting for the Company and no one else in connection with the Placing, and will not be responsible to any person other than the Company for providing the regulatory and legal protections afforded to its clients nor for providing advice in relation to the contents of this Announcement or any matter, transaction or arrangement referred to in it.

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the “United States”). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Open Offer Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Open Offer Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions or (ii) to “accredited investors” as defined in Rule 501(a) of Regulation D of the US Securities Act, in reliance on an exemption from, or a transaction not subject to, the registration requirements of the US Securities Act.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Placing, the Open Offer and any other potential offering of securities or financing arrangements, the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to warn you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

APPENDIX I

PROPOSED PLACING, OPEN OFFER AND NOTICE OF GENERAL MEETING

Introduction

The Company has proposed to raise proceeds of up to approximately £6 million before fees and expenses by way of a Placing of Placing Shares with existing and new institutional investors at the Issue Price. Furthermore, the Company has decided to offer all Eligible Shareholders the opportunity to participate in a further issue of new equity in the Company by way of the Open Offer of new Ordinary Shares to Eligible Shareholders at the Issue Price. Shareholders subscribing for their full entitlement under the Open Offer may also request additional Open Offer Shares through the Excess Application Facility. Assuming a full take-up by Eligible Shareholders under the Open Offer, the issue of the Open Offer Shares will raise further gross proceeds of up to c.£2 million for the Company.

The Company has lead development programmes based on its three innovative platform technologies progressing through pre-clinical and clinical development, which the Directors believe are poised to deliver key value drivers in the next 9-18 months. The Company has the opportunity through its three lead development programmes to deliver high value returns in the short-to-medium term by leveraging the Company’s established US commercial infrastructure as those products potentially complete clinical development and come to market.

Recent challenges have temporarily slowed the Company’s development programme progression and reduced its ability to invest in key programmes, including the requirement to complete the in-licensing of an oncology compound for MTX110 ahead of trials (£0.8 million impact); US commercial organisation margins and costs being under pressure (£4.1 million impact against internal forecasts) including increased sales and marketing costs and one-off reorganisation costs, and delays to its key MTD201 and MTD119 programmes as manufacturing was scaled-up and clinical study designs were adapted and finalised in conjunction with regulatory feedback. Consequently, the Company’s cash position has been significantly reduced, impairing progress in its lead programmes.

The net proceeds of the Placing will be used to provide the Company with additional working capital to invest in progressing the Group’s three lead development programmes, each of which have key value inflections in 2017-18.

The proceeds of the Placing will not themselves provide the Company with sufficient working capital for its anticipated requirements over the next twelve months. Accordingly, the Company is also in the process of negotiating a potential revised debt facility with a number of new providers in addition to its existing provider in order to help with the Company’s ongoing working capital requirements. Whilst there can be no assurance that these negotiations will be successful, the Directors reasonably believe that these negotiations could be agreed by the end of 2017. Furthermore, the Board will continue to assess the market value of certain of the Company’s assets so that non-dilutive funding could be available, if required, to drive long term value for the Group without a reliance on equity funding.

The Placing and the Open Offer are each conditional, among other things, upon the passing of the relevant Resolutions by the Shareholders at the General Meeting for the purposes of authorising the Directors to allot the Placing Shares and/or the Open Offer Shares (as the case may be) and to dis-apply statutory pre-emption rights in relation thereto. A further Resolution is also proposed in order to top-up existing authorities granted at the Company’s 2017 AGM to reflect the increase in share capital as a result of the Placing and Open Offer. The formal Notice of Meeting is set out in the Circular.

Background to the Placing and Open Offer

Overview

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and related therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products. Midatech’s strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company has three high value lead programmes progressing through pre-clinical and clinical development, which the Directors believe are poised to deliver key value drivers in the next 9-18 months. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the “right time, right place”: gold nanoparticles (“GNPs”) to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release (“SR”) delivery; and Nano Inclusion (“NI”) to provide local delivery of therapeutics, initially to the brain. The Group has a full service US sales and marketing oncology supportive care commercial platform which is set to break-even on a standalone basis over the next six-to-nine months, and through which to launch its own products as they potentially achieve approval. The Company employs over 100 staff across Europe and the US, and its ordinary shares are admitted to trading on AIM (MTPH) and are quoted on the NASDAQ Capital Market (MTP) through American depositary receipts.

Platform technologies

The Group has three proprietary platform technologies for the targeted delivery and controlled release of existing therapeutic drugs to the "right place" at the "right time". The technologies use known and approved therapeutic agents, reducing development risk.

Midatech’s core patented gold nanotechnology platform has been developed with the aim of repurposing and improving key parameters of existing and new drugs. The current focus of the Company’s GNP platform is to target specific tumour cells with selected targeting agents that deliver a therapeutic payload directly to the tumour cell and reduce the collateral damage on normal off target cells. The Directors believe the key attributes of the GNPs both enhance efficacy and reduce dose limiting toxicity and side effects that otherwise damage healthy tissue.

Midatech’s secondary platform, Q-Sphera, is a sustained release technology which involves the consistent and precise encapsulation of active drug compounds within polymer microspheres. The microspheres are designed to release the active drug compound into the body in a highly controlled manner over a prolonged period of time. The sustained release technology can provide the required capacity to control and sustain the optimal range of drug release into the body over several months, which the Directors believe has wide medical applicability with diverse pharmaceutically active molecules in oncology and beyond.

Midatech’s third platform based on its NI technology allows for the delivery of water insoluble drugs into the body via water soluble complexes without the efficacy of the active drug compound being affected. This allows drugs to be delivered directly into brain tumours by convection enhanced delivery, a process undertaken by a series of catheters being fixed directly into the substance of the tumour.

Midatech has focused its cancer programs to prioritise potential treatments for carcinoid cancer, liver cancer and childhood brain cancer. The Company’s target liver cancer and brain cancer markets are candidates for orphan designations.  A disease or condition designated as “orphan” is defined as a disease or condition that affects fewer than 200,000 people in the United States where no therapies or only limited therapies exist.

The Group has developed a strong intellectual property base and has a wide IP portfolio of 95 granted patents, 48 applications in process and 34 patent families covering a range of diverse technologies. Midatech operates an in-house current Good Manufacturing Practice ("cGMP", a US Food and Drug Administration ("FDA") quality control regulation) manufacturing facility in Bilbao, Spain, which produces Midatech’s development pipeline products. This in-house capability allows the Company to maintain control of intellectual property and know-how, costs, resources and project timelines.

Research and development

Midatech is advancing multiple, high value targeted therapies in pre-clinical and clinical development, based on its key technology platforms, for diseases for which there are currently limited or no treatment options available.  The Company’s in-house product development is primarily focused on its three lead research and development programmes, each of which, if successful, in the Directors’ opinion could potentially transform the business, both in terms of the potential impact on patients’ lives and well-being, and in driving revenue growth and future profitability. The Company has the opportunity through its three lead development programmes to deliver high value returns in the short-to-medium term by leveraging the Group’s established MTPUS commercial infrastructure as those products potentially complete clinical development and come to market. Important progress has been made on the Company’s carcinoid cancer, childhood brain cancer (DIPG) and liver cancer programmes in the past twelve months, with each respective programme moving towards pivotal human studies in the 2017/18 timeframe and possessing key value inflection points over the next 18 months.

The current products in internal development by the Group include:

Q-Octreotide (MTD201)

The MTD201 programme uses the Company’s Q-Sphera platform to formulate a long-acting dose of Octreotide, an existing therapeutic, for the treatment of carcinoid cancer and acromegaly, which can cause debilitating morbidity and mortality for patients. It is the most important form of treatment for carcinoid syndrome that occurs with carcinoid tumours. Midatech has developed a sustained release version of this product, Q-Octreotide, which if approved is expected to be interchangeable and compete with the market leader Sandostatin LAR Depot (SLAR, marketed by Novartis). In addition to being interchangeable with SLAR, the Directors believe Q-Octreotide may have several potential competitive advantages in respect of patient experience, clinical use and economics. Pre-clinical data generated by the Company exhibits favourable release profile data compared to Sandostatin LAR Depot. Over the last year, the Company has completed the formulation of the product and the clinical trial manufacture, and completed pre-clinical testing. The Company has submitted a clinical trial application (CTA) for a first in-human study of MTD201, with a novel design that provides different options to establish equivalence and approval. The Company expects to enter the clinic in Q4 2017 pending regulatory approval, with initial results due in Q2 2018 and full results in H2 2018, following which a regulatory submission to the FDA will be made in late 2018/early 2019 if the product shows bioequivalence to SLAR. Initial pre-marketing preparation work and branding of Q-Octreotide is underway. The market each year for chronic treatment of carcinoid syndrome and acromegaly is estimated by the Directors to amount to approximately $2 billion per annum (p.a.), and the Directors believe that Q-Octreotide has a market potential of at least $100 million p.a., representing c. 5 per cent. of the available market.

Diffuse Intrinsic Pontine Glioma (DIPG) (MTX110)

MTX110 is a treatment for DIPG, an ultra-rare childhood brain tumour disease, with up to 300 recorded cases per year in each of the US and UK, and up to 1,000 globally. It is an orphan indication, for which there is currently no satisfactory treatment. There is an expected survival of only nine months from diagnosis, and it is universally fatal. The only current standard of care is palliative focal radiotherapy and chemotherapy, and new therapeutic strategies are urgently needed. One of the potential key reasons for the failure of treatment is the blood-brain and blood-tumour barriers, which prevent potentially effective therapeutic agents from reaching the tumour. Direct delivery by convection-enhanced catheter can overcome these barriers and ensure adequate drug delivery to tumour cells; however, the drugs must be water soluble at physiological pH in order to be delivered to the brain by such convection-enhanced techniques. The Company has sought the most potent compounds against DIPG cell lines, selected the best candidate of these compounds, and using its NI technology, solubilised it to enable administration via convection-enhanced techniques.

MTX110 repurposes and solubilises a known histone deacetylase enzyme inhibitor (HDACi) chemotherapeutic, panobinostat, which is in-licensed from Novartis. The NI technology platform enables local delivery directly to the tumour, diffusing into it and around it. This technique allows for elevated drug concentrations to be delivered to the tumour, while at the same time minimising systemic toxicity and peripheral side-effects. An investigational new drug (IND) application for MTX110 has been submitted and clinical trials are expected to start in Q4 2017 pending regulatory approval, which may lead to a proposed regulatory filing, with interim analysis possible during 2018. If the clinical trial is successful, expedited approval will be sought from regulators. Following requests from DIPG physicians, the product has also been made available on a compassionate use basis with several patients under treatment, with MTX110 well tolerated in these patients thus far. The Directors estimate the total addressable market to be approximately $100 million globally, with peak sales estimated of up to $50 million p.a.

Hepatocellular Carcinoma (HCC) (MTD119)

MTD119 is a targeted therapy treatment using the Company’s GNP technology for hepatocellular carcinoma (HCC), which accounts for most liver cancers and is the third leading cause of cancer deaths worldwide with almost 800,000 deaths in 2015 (WHO, 2017). Prognosis is poor with median survival of less than one year in patients where surgical intervention is unsuccessful or not possible.  In this group of patients the only option is chemotherapy, of which there are limited options currently and with which successful outcomes are rare and short lived. Sorafenib (Nexavar), the current standard of care, has projected 2018 annual sales of c.$1 billion.

The Company’s GNPs combine target motifs together with chemotherapeutics, making it possible to alter the biodistribution of toxic chemotherapeutics to focus on the tumour and spare normal tissues. This shift in biodistribution can significantly improve the therapeutic index of treatments for this devastating disease. The pre-clinical programme for MTD119 was completed in Q3 2017, with studies demonstrating potent anti-tumour activity in vivo in all efficacy models. Peak reduction in tumour growth due to MTD119 was more than six-fold (mean reduction more than three-fold) compared to sorafenib and with improved overall survival. The specific targeting of maytansine to tumour cells by MTD119 also resulted in significantly improved tolerability. Candidate selection is now complete and MTD119 has entered formal IND application enabling studies, with completion of the first study expected in H1 2018 and completion of the remainder of the studies in Q3 2018. This will be followed by an expected IND submission to the FDA for first in-human studies to commence in H2 2018. MTD119 has the potential for Orphan drug designation and accelerated US approval. The HCC market is forecast by the Directors to represent $1 billion by 2024 with peak sales of up to $250 million p.a., and MTD119 is seeking to be a first-line therapy.

Broader development pipeline

MTR103 is a programme for Glioblastoma Multiforme (“GBM”). The Directors estimate that each year there are approximately 240,000 cases of brain and nervous system tumours globally, GBM being the most common and most lethal of these with typical survival of one-to-two years despite maximum treatment of surgery, radiotherapy and chemotherapy. MTR103 candidate development is on-going in pre-clinical studies. The Group intends to seek orphan designation for MTR103 pending successful completion of the pre-clinical programme.

In immunotherapy, the Company’s nanotechnology is being developed for cutting edge applications in immuno-oncology, as well as autoimmune disease. MTX102 will complete its first in-human study for the antigen specific immunotherapy of Type 1 diabetes in H1 2018. The Company intends to out-license this product upon successful clinical data. In immuno-oncology, Midatech is utilising its GNP technology to target tumour-associated macrophages and for developing a next-generation therapeutic cancer vaccine for delivery of cancer antigens to stimulate the immune system.

Marketed products

Midatech has a balanced portfolio of fast-growth marketed oncology treatments and supportive care products being currently sold in the US, and an effective and established commercial platform to market and sell its own development pipeline products as they come to market in the future. The US entity was formed by the acquisition of DARA BioSciences, now MTPUS, in December 2015, which brought three cancer supportive care products (and two co-promoted products), along with an established oncology-focused sales and marketing capability. Midatech further acquired certain assets related to Zuplenz® (ondansetron) Oral Soluble Film from Galena Biopharma, Inc. ("Galena") shortly following the acquisition of MTPUS, adding a further attractive and complementary approved product to its commercial platform.

The six products marketed in the US for oncology treatment and supportive care, which the Directors expect to deliver continued revenue growth in the current financial year, are as follows:

Zuplenz®

An FDA-approved, marketed anti-emetic oral soluble film used in adult patients for the prevention of highly and moderately emotegenic post-operative, chemotherapy and radiation-induced nausea and vomiting, and for use in paediatric patients for moderately emotegenic chemotherapy induced nausea and vomiting. Currently, 20 million prescriptions are given p.a. for this condition, which the Directors estimate as a $10 billion p.a. market.

Gelclair®

An FDA-cleared oral rinse gel indicated for the management and relief of pain arising from oral mucositis and other oral lesions of various etiologies, including oral mucositis/stomatitis (caused by chemotherapy or radiation therapy) irritation due to oral surgery. Gelclair® continues to consolidate its brand and market leadership in the US for oral mucositis. MTPUS has exclusive US licensed rights to Gelclair® from the Helsinn Group in Switzerland. Gelclair® is protected by a United States issued patent which expires in 2021. The Company intends to undertake a label-expansion study versus standard of care in stem cell transplant patients for Gelclair® commencing in Q4 2017, which is expected to complete approximately twelve months later.

Oravig®

Oravig® (miconazole) is an FDA-approved prescription drug, the first and only orally-dissolving buccal tablet approved for the treatment of oral thrush (oropharyngeal candidiasis) in adults, which is associated with radiotherapy, chemotherapy and HIV patients. Over 4 million prescriptions are written annually for localised treatment of oral thrush, which the Directors estimate as a £300 million p.a. market. MTPUS has exclusive US licensed rights to Oravig® from Onxeo S.A. in France.

Soltamox®

An FDA-approved oral solution, Soltamox® (tamoxifen citrate) oral solution is the only liquid form of tamoxifen available for sale in the US for the chronic treatment of breast cancer or for the prevention of cancer in certain susceptible breast cancer groups. MTPUS has exclusive US licensed rights to Soltamox® from UK-based Rosemont Pharmaceuticals. Soltamox® is protected by a United States issued patent which expires in June 2018.

Aquoral®

An artificial saliva spray that is intended to provide relief from chemotherapy/radiation therapy-induced dry mouth. This product is co-promoted with Mission Pharmacal Company of San Antonio, Texas, USA.

Ferralet® 90

A prescription iron supplement indicated for the treatment of all anaemias that are responsive to oral iron therapy. This product is also co-promoted with Mission Pharmacal.

MTPUS is now a fully integrated commercial platform, with 20 sales representatives and 5 field sales managers with access and established relationships in the highest prescribing oncology markets. MTPUS is focused on expanding the uptake of its supportive care product portfolio in the oncology market, through field based promotion, non-personal promotion, co-promotion partnerships, and general practitioners in oncology  and specialty pharmacy relationships. MTPUS is also working to leverage its current product portfolio in indicated non-oncology markets through non-personal promotion and strategic partnerships.

MTPUS is on-trend to break even on a standalone basis within the next six-to-nine months, with strong growth in gross sales (an increase of 42 per cent. in the six months to 30 June 2017 compared to the same period in the prior year) and its first two EBITDA positive trading months in July and August 2017.

Strategy

Midatech’s primary objective for its business and commercialisation strategy is to grow its revenues by bringing its innovative development pipeline products for oncology to market, and launching these through the Group’s US commercial infrastructure that is already established for its supportive care oncology products.  The clear aim is thus to maximise shareholder value through a profitable and self-sustaining business based on addressing significant unmet needs for patients and clinicians.

The Group’s strategic priorities are to grow revenues from its existing products (which the Directors believe will be profitable on a standalone basis and generate free cash flow to support the Company’s R&D) and to take its three key R&D investment programmes efficiently through drug development and into commercialisation, providing the Group with the opportunity to increase its revenues substantially over the next five-to-ten years as those products come to market, leveraging the Group’s commercialisation capabilities. The MTPUS sales and marketing platform will generate revenue and significantly higher margin for its own products compared to a strategy of out-licensing its products: the Group will be able to book the full sales value, and retain the entire gross margin (after operating expenditures) from the sales transaction, which is approximately an additional potential retained contribution of c.$50 million for every additional $100 million of US net sales.

Midatech also aims to expand its vertical integration by leveraging its integrated manufacturing capabilities, as was shown by the Group’s investment in its Bilbao facility which completed in March 2017.

In support of and in addition to the above, Midatech may from time to time seek value accretive and synergistic target companies and portfolios that would accelerate its own product recurring revenues and profitability via products in market.

Reasons for the Placing and Open Offer and use of proceeds

The Group is driving key value inflection points in its lead development projects over the next 9-18 months. The Company has the opportunity through its three lead development projects to deliver high value returns in the short-to-medium term by leveraging the Group’s established MTPUS commercial infrastructure as those products potentially complete clinical development and come to market.

Recent challenges have temporarily slowed the Company’s development programme progression and reduced its ability to invest in key programmes, including the requirement to complete the in-licensing of an oncology compound for MTX110 ahead of trials (£0.8 million impact); US commercial organisation margins and costs being under pressure (£4.1 million impact against internal forecasts) including increased sales and marketing costs and one-off reorganisation costs, and delays to its key MTD201 and MTD119 programmes as manufacturing was scaled-up and clinical study designs were adapted and finalised in conjunction with regulatory feedback. Consequently, the Company’s cash position has been significantly reduced, impairing progress in its lead programmes.

Midatech intends to raise £6 million in new equity capital to invest in progressing the Group’s three lead development programmes, each of which has key value inflections in 2017-18.

In particular, the net proceeds of the Placing will provide the company with additional working capital to help fund:

•	clinical bioequivalence study of 24 patients of MTD201 versus Sandostatin LAR;

•	first pivotal clinical in-human study for MTX110; and

•	an IND-enabling programme for MTD119, which is underway, in anticipation of a first in-human study in H2 2018.

The Directors believe this interim funding will allow the Company to achieve the milestones listed above and add significant incremental value that will prepare the Company for further later stage fundraising to complete the clinical development of its key development programmes and support the Company's strategy of retaining the rights to its key development programmes through to commercialisation.

The Company intends to utilise the net proceeds of the Open Offer as further working capital for the Group in addition to that provided by the net proceeds of the Placing.

Working capital

The proceeds of the Placing will not themselves provide the Company with sufficient working capital for its anticipated requirements over the next twelve months. Accordingly, the Company is also in the process of negotiating a potential revised debt facility with a number of new providers in addition to its existing provider, in order to help with the Company’s ongoing working capital requirements. Whilst there can be no assurance that these negotiations will be successful, the Directors reasonably believe that these negotiations could be agreed by the end of 2017. Based on these on-going discussions, the Directors are confident that additional working capital will become available on terms acceptable to the Board and shareholders to support the Group’s growth strategy and commercial operations for the near-to-medium term, that is, for greater than twelve months from Admission.

The Board is committed to continuing to reduce costs across the business, including an immediate substantial reduction in senior management compensation until there has been a significant recovery in the Company’s share price. Further, a reduction in the costs and, in due course, the size of the Board itself, is being undertaken, such that the total Board costs on an annualised basis will be significantly lower to that of last year.

The Board will continue to have discussions with potential partners and other third parties to assess the market value of certain of the Company’s assets so that non-dilutive funding could be available, if required, to drive long term value for the Group without a reliance on equity funding.

Shareholders are reminded that the Placing and Open Offer are conditional, amongst other things, on the passing of the relevant Resolutions to be proposed at the General Meeting. The Open Offer is conditional on the Placing, which means that should the Placing not go ahead, neither shall the Open Offer. Shareholders should be aware that should the relevant Resolutions not be passed and the proceeds of the Placing and/or the Open Offer not be received by the Company, and should it be unable to raise additional capital, including, but not limited to, debt financing, in sufficient amounts and on terms acceptable to the Company, the Company would need to immediately pursue additional or alternative funding sources which, if they are available at all, may be expensive and/or onerous for the Company, and which could include the potential sale of certain of the Company’s assets or may require the Company to significantly delay, scale back or discontinue the development or commercialisation of its product candidates.

If the Company raises additional funds through the issuance of debt securities or additional equity securities, it could result in  substantial dilution to Shareholders, increased fixed payment obligations and any securities issued may have rights senior to those of the Ordinary Shares and could contain covenants that would restrict its operations and potentially impair its competitiveness, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact the Company’s ability to conduct its business.  Any of these events could significantly harm the Company’s business, financial condition and prospects.

Current trading and outlook

Midatech announced its 2017 interim results for the six months to 30 June 2017 on 28 September 2017. Please refer to the Group’s announcement as notified through the Regulatory Information Service and made available on Midatech’s website at: www.midatechpharma.com.

Financial highlights for the period included:

•	total gross revenues increased by 42% to £5.39 million (H1 2016: £3.80 million);

•	total net revenues increased by 17% to £3.45 million (H1 2016: £2.95 million);

•	statutory revenue also grew strongly, by 16%, to £3.02 million (H1 2016: £2.60 million);

•	research and development costs increased by 3% to £2.12 million (H1 2016: £2.05 million);

•	distribution costs, sales and marketing decreased slightly to £4.11 million (H1 2016: £4.24 million);

•	administrative expenses were broadly constant at £6.92 million (H1 2016: £6.82 million);

•	net cash outflow used in operations (after changes in working capital) was £10.18 million, up 23% from £8.25 million in H1 2016. The cash balance at 30 June 2017 was £6.19 million; and

•	loss per share was 19p compared to 25p in H1 2016.

The Company’s key pipeline R&D products have all reached critical points in their development, with pivotal human studies due to commence in the second half of 2017 or early in 2018.  The Directors believe that these programmes are all poised to drive significant value for Midatech.  The Company’s commercial business continues to enjoy strong growth and, notwithstanding the challenges in maintaining margins, the Directors anticipate that it will become profitable on a month-to-month basis by early 2018.

The Placing Agreement

On 28 September 2017, the Company and Panmure Gordon entered into the Placing Agreement, pursuant to which the Company appointed Panmure Gordon as the Company’s agent to use its reasonable endeavours to procure subscribers for the Placing Shares at the Issue Price. The Placing is not being underwritten by Panmure Gordon. The Company has agreed to pay Panmure Gordon certain commissions and fees in connection with its appointment.

The Placing is conditional, amongst other things, on:

•	the passing of Resolution 1 to be proposed at the General Meeting; and

•
Admission of the Placing Shares occurring on or before 8.00 a.m. on 17 October 2017 (or such later time and/or date as Panmure Gordon and the Company may agree, being not later than 8.00 a.m. on 24 October 2017).

The Placing Agreement contains certain customary warranties given by the Company concerning the accuracy of information given in the Circular and this announcement as well as other matters relating to the Group and its business. The Placing Agreement is terminable by Panmure Gordon in certain circumstances prior to Admission, including for force majeure or in the event of a material adverse change to the business of the Company or the Group. The Company has also agreed to indemnify Panmure Gordon against all losses, costs, charges and expenses which it may suffer or incur as a result of, occasioned by or attributable to the carrying out of its duties under the Placing Agreement in respect of the Placing Shares.

The Open Offer

The Board recognises and is grateful for the continued support received from Shareholders and has therefore decided to provide an opportunity for all existing Eligible Shareholders to participate in a further issue of new Ordinary Shares also at the Issue Price by way of the Open Offer. Shareholders should note however the statements made by the Directors as regards the Company's continuing capital requirements and, in particular, as regards the sufficiency of working capital included in paragraph “Working capital" above.

The Directors have considered the best way to structure the Open Offer, having regard to, inter alia, the importance of pre-emption rights to all Shareholders, the extent to which there are Overseas Shareholders, the regulatory requirements applicable to companies listed on AIM, cost implications and market risks. After considering these factors, the Directors have concluded that the most suitable structure for the Open Offer, for both the Company and its Shareholders as a whole, is that the Open Offer be made only to Eligible Shareholders who are not resident or located in any Restricted Jurisdiction.

The Open Offer provides an opportunity for all Eligible Shareholders to acquire Open Offer Shares pro rata to their current holdings of Existing Ordinary Shares as at the Record Date with the option for subscribing for more shares pursuant to the Excess Application Facility. The Issue Price for the Open Offer is the same as the Issue Price in the Placing, and the gross proceeds of the Open Offer (assuming full take-up of the Open Offer) will raise up to £2 million for the Company. Once subscriptions by Eligible Shareholders under their respective Basic Entitlements have been satisfied, the Company shall, in its absolute discretion, determine whether to meet any applications in excess of entitlements in full or in part and no assurance can be given that applications by Eligible Shareholders under the Excess Application Facility will be met in full, in part or at all.

The Open Offer is conditional on:

•	the passing of Resolutions 1 and 2 to be proposed at the General Meeting; and

•
Admission of the Open Offer Shares occurring on or before 8.00 a.m. on 17 October 2017 (or such later time and/or date as Panmure Gordon and the Company may agree, being not later than 8.00 a.m. on 24 October 2017).

Further details on the Open Offer and the terms and conditions of the Open Offer will be set out in the Circular to be dispatched to Shareholders.

Shares, Admission and dealings

The Placing Shares and Open Offer shares will be allotted and credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on or after the date on which they are issued.

Application will be made to the London Stock Exchange for the Placing Shares and the Open Offer Shares to be admitted to trading on AIM. It is expected that, subject to the passing of the Resolutions at the General Meeting, Admission will occur and dealings will commence in such shares on 17 October 2017 at 8.00 a.m. (or such later date as Panmure Gordon and the Company may agree, being not later than 8.00 a.m. on 24 October 2017).

General Meeting

The Directors require the authority of Shareholders in order to allot the Placing Shares and the Open Offer Shares free of statutory pre-emption rights. Separate resolutions for each will be proposed so that the Placing and Open Offer are not conditional upon each other. A further Resolution is also proposed in order to top-up existing authorities granted at the Company’s 2017 AGM to reflect the increase in share capital as a result of the Placing and Open Offer.

The Circular will contain a notice convening a general meeting to be held at the offices of Panmure Gordon on 16 October 2017 at 10.00 a.m. in order to consider and, if thought appropriate, pass the  Resolutions.

Action to be taken in respect of the General Meeting

Shareholders can vote in respect of their shareholdings by attending the General Meeting or by appointing one or more proxies to attend the meeting and vote on the Shareholder’s behalf.

Shareholders will find enclosed with the Circular a Form of Proxy for use at the General Meeting and (if relevant) an Application Form. Whether or not Shareholders propose to attend the General Meeting in person, it is important that Shareholders complete and sign the Form of Proxy in accordance with the instructions printed thereon and return it to the Company’s Registrars, Neville Registrars Limited of Neville House, 18 Laurel Lane, Halesowen B63 3DA, as soon as possible, to arrive by 10.00 a.m. on 12 October 2017 at the latest. Completing and returning the Form of Proxy will not preclude Shareholders from attending the General Meeting and voting in person should Shareholders wish to do so.

Recommendation

The Directors believe that the Placing and the Open Offer will promote the success of the Company for the benefit of its Shareholders as a whole. Accordingly, they unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the General Meeting, as they intend to do in respect of their own beneficial holdings, amounting to (in aggregate) 2,730,320 Ordinary Shares, representing 5.60 per cent. of the share capital of the Company at the date of this announcement.

Shareholders are reminded that the Placing and Open Offer are conditional, amongst other things, on the passing of the relevant Resolutions to be proposed at the General Meeting. Accordingly, the Open Offer is conditional upon the Placing, which means that should the Placing not go ahead, neither shall the Open Offer. Shareholders should be aware that should the relevant Resolutions not be passed and the proceeds of the Placing and/or the Open Offer not be received by the Company, and should it be unable to raise additional capital, including, but not limited to, debt financing, in sufficient amounts and on terms acceptable to the Company, the Company would need to immediately pursue additional or alternative funding sources which, if they are available at all, may be expensive and/or onerous for the Company and could risk leading to substantial dilution for Shareholders, and which could include the potential sale of certain of the Company’s assets or may require the Company to significantly delay, scale back or discontinue the development or commercialisation of its product candidates.

Expected timetable of principal events

Record Date for entitlement under the Open Offer	6.00 p.m. on 27 September 2017
Posting of the Circular, Form of Proxy and Application Form (where applicable)	28 September 2017
Ex-entitlement date for the Open Offer	7.00 a.m. on 29 September 2017
Basic Entitlements and Excess Entitlements credited to stock accounts in CREST for Eligible Shareholders	2 October 2017
Latest recommended time and date for requested withdrawal of Basic Entitlements and Excess Entitlements from CREST	4.30 p.m. on 9 October 2017
Latest time and date for depositing Basic Entitlements and Excess Entitlements in CREST	3.00 p.m. on 9 October 2017
Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 12 October 2017
Latest time and date for receipt of Application Forms and payment in full under the Open Offer and settlement of relevant CREST instructions	11.00 a.m. on 13 October 2017
General Meeting	10.00 a.m. on 16 October 2017
Results of General Meeting and the Open Offer announced	16 October 2017
Admission of Placing Shares and Open Offer Shares to trading on AIM and commencement of dealings	8.00 a.m. on 17 October 2017
CREST accounts to be credited for Placing Shares and Open Offer Shares to be held in uncertificated form	17 October 2017
Dispatch of definitive share certificates for Placing Shares and Open Offer Shares to be held in certificated form	by 31 October 2017

The above time and/or dates are subject to change and, in the event of such change, the revised times and/or dates will be notified to Shareholders by an announcement through a Regulatory Information Service.

APPENDIX II

TERMS & CONDITIONS OF THE PLACING

IMPORTANT INFORMATION FOR PLACEES ONLY REGARDING THE PLACING

THIS ANNOUNCEMENT, INCLUDING THE APPENDICES AND THE INFORMATION CONTAINED HEREIN, IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, THE REPUBLIC OF SOUTH AFRICA, JAPAN, NEW ZEALAND OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT IN THIS APPENDIX ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE ("QUALIFIED INVESTORS"); (B) IN THE UNITED KINGDOM, PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"); OR (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER; AND (C) OTHER PERSONS TO WHOM IT CAN LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS REFERRED TO IN (A), (B) AND (C) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. PERSONS DISTRIBUTING THIS ANNOUNCEMENT MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

THE PLACING SHARES HAVE NOT BEEN REGISTERED AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD WITHIN THE US OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, US PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, THE PLACING SHARES MAY BE OFFERED AND SOLD ONLY (I) OUTSIDE OF THE UNITED STATES IN RELIANCE UPON REGULATION S UNDER THE SECURITIES ACT ("REGULATION S") IN OFFSHORE TRANSACTIONS OR (II) TO "ACCREDITED INVESTORS" AS DEFINED IN RULE 501(A) OF REGULATION D OF THE SECURITIES ACT, IN RELIANCE ON AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

EACH PLACEE SHOULD CONSULT WITH ITS OWN ADVISERS AS TO LEGAL, TAX, BUSINESS AND RELATED ASPECTS OF A SUBSCRIPTION FOR THE PLACING SHARES.

This announcement does not constitute a prospectus, admission document or other offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of the Company or other evaluation of any securities of the Company or any other entity and should not be considered as a recommendation that any investor should subscribe for any such securities. By participating in the Placing, each Placee acknowledges and agrees with Panmure Gordon and the Company that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing.

This Announcement has been prepared and issued by the Company and is and will be the sole responsibility of the Company.  No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Panmure Gordon or its directors, officers, employees, affiliates, branches, advisers, consultants or agents or any other person as to or in relation to, the accuracy or completeness of the Announcement or any other written or oral information made available to or publicly available to any Placee, any person acting on such Placee's behalf or any of their respective advisers, and any liability therefor is expressly disclaimed.

Placees will be deemed to have read and understood this announcement in its entirety and to be participating, making an offer and acquiring and/or subscribing on the terms and conditions, and to be providing the representations, warranties, indemnities, acknowledgements and undertakings, contained in this Appendix. In particular, each such Placee represents, warrants and acknowledges that:

a)	it is a Relevant Person (as defined above) and undertakes that it will acquire, subscribe for, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

b)
it is acquiring or subscribing for the Placing Shares for its own account or for an account with respect to which it exercises sole investment discretion, it has the authority to make and does make the acknowledgements, representations and agreements contained in this announcement and that,  it (and any such account)  is outside the United States and is acquiring the Placing Shares in an "offshore transaction" in accordance with Regulation S under the Securities Act; and

c)
if it is a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, that any Placing Shares acquired by it in the Placing will not be subscribed for or acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of securities to the public other than an offer or resale in a member state of the European Economic Area which has implemented the Prospectus Directive to Qualified Investors, or in circumstances in which the prior consent of Panmure Gordon has been given to each such proposed offer or resale.

The Placing Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the Securities Act in offshore transactions or (ii) to "accredited investors" as defined in Rule 501(a) of Regulation D of the Securities Act ("Accredited Investors") in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any Placing Shares sold to any Accredited Investors will be made subject to a separate subscription agreement between the Company and such Accredited Investor.

The Placing Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, nor have the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Appendix or the announcement of which it forms part should seek appropriate advice before taking any action.

Until 40 days after Admission, an offer or sale of the Placing Shares within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than pursuant to an available exemption from registration under the US Securities Act.

Details of the Placing

Panmure Gordon has agreed to act on the terms and subject to the conditions set out in the Placing Agreement as agent of the Company to use reasonable endeavours to procure persons to subscribe for the Placing Shares at the Issue Price. Panmure Gordon has entered into the Placing Agreement with the Company in respect of the Placing. The issue and sale of the Placing Shares is not underwritten by Panmure Gordon.

The Placing Agreement contains customary warranties and an indemnity given by the Company to Panmure Gordon. The Placing is conditional upon, amongst other things, the Resolutions being passed by the requisite majorities.

A circular explaining the background to and reasons for the Placing and containing the Notice of General Meeting will be sent to Shareholders. A copy of the Circular and the Notice of General Meeting will also be available from the Company's website at: www.midatechpharma.com

A Placee's acceptance of this offer shall be irrevocable and its obligations in respect thereof shall not be capable of rescission or termination by it in any circumstance except fraud.  All such obligations are entered into by a Placee with Panmure Gordon in its capacity as agent for the Company and are therefore directly enforceable by the Company.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares, including the right to receive all dividends and other distributions (if any) declared, made or paid on or in respect of the Ordinary Shares after the date of issue of the Placing Shares.

Application for admission to trading

Application will be made to the London Stock Exchange for Admission. Subject to, amongst other things, the Resolutions being passed by the requisite majorities at the General Meeting, it is expected that settlement of any such shares and Admission will become effective on or around 17 October 2017 and that dealings in the Placing Shares will commence at that time.

Participation in, and principal terms of, the Placing

1.	Panmure Gordon is acting as broker and agent of the Company in respect of the Placing Shares.

2.
Participation in the Placing will only be available to Relevant Persons and others who may lawfully be, and are, invited to participate by Panmure Gordon. Panmure Gordon and its affiliates are each entitled to participate in the Placing as principal.

3.	This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

4.
The Issue Price and the number of Placing Shares will be agreed between the Company and Panmure Gordon following completion of a Bookbuilding exercise by Panmure Gordon ("Bookbuild").  The Issue Price and number of Placing Shares will be announced on a Regulatory Information Service following completion of the Bookbuild.

5.
Each Placee's allocation will be confirmed to Placees orally by Panmure Gordon, and a trade confirmation or contract note will be dispatched as soon as possible thereafter. The oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon such person (who will at that point become a Placee) in favour of Panmure Gordon and the Company, under which it agrees to acquire the number of Placing Shares allocated to it at the Issue Price on the terms and conditions set out in this Appendix and in accordance with the Company's articles of association. Such allocation and/or confirmation of allocation will not grant a Placee any right to receive any dividend(s) and/or other distributions (if any) declared, made or paid on or in respect of the Ordinary Shares, including, for the avoidance of doubt, any right to participate in the Open Offer. Rights to receive any dividend(s) and/or other distributions (if any) shall only accrue when such right(s) arise after the date of issue of the Placing Shares, which is expected to be on Admission.

6.
Each Placee also has an immediate, separate, irrevocable and binding obligation, owed to Panmure Gordon (acting as agent of the Company), to pay in cleared funds immediately on the settlement date in accordance with the registration and settlement requirements set out below, an amount equal to the product of the Issue Price and the number of Placing Shares that such Placee has agreed to subscribe for in connection with the Placing, conditional upon, amongst other things, the passing of the Resolutions by the Company's shareholders and Admission becoming effective.

7.
Irrespective of the time at which a Placee's Placing Participation is confirmed, settlement for all Placing Shares to be subscribed for or acquired pursuant to the Placing will be required to be made at the same time, on the basis explained below under "Timetable and Settlement".

8.
Each Placee will be deemed to have read and understood this Announcement in its entirety, to be participating in the Placing upon the terms and conditions contained in this Announcement, and to be providing the representations, indemnities, warranties, agreements, acknowledgements and undertakings, in each case as contained in this Announcement.

9.
Completion of the Placing will be subject to the fulfilment of the conditions referred to below under the heading, "Conditions and further terms of the Placing" and to the Placing Agreement not being terminated on the basis referred to below. In the event that the Placing Agreement does not become unconditional in all respects or is terminated, the Placing will not proceed and all funds delivered by a Placee to Panmure Gordon in respect of a Placee's Placing Participation will be returned to the relevant Placee at their own risk without interest.

10.
By participating in the Placing, each Placee will agree that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

11.
To the fullest extent permissible by law, neither (i) Panmure Gordon, nor (ii) any of its directors, officers, employees or consultants, nor (iii) to the extent not contained in (i) or (ii), any person connected with Panmure Gordon as defined in the FCA Rules ((i), (ii) and (iii) being together "affiliates" and individually an "affiliate"), shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, neither Panmure Gordon nor any of its affiliates shall have any liability (including to the extent permissible by law, any fiduciary duties) in respect of Panmure Gordon's conduct of the Placing.

Conditions and further terms of the Placing

Panmure Gordon's obligations under the Placing Agreement in respect of the Placing Shares are conditional on, inter alia:

•	the Placing Agreement having become unconditional in all respects and not having been terminated in accordance with its terms prior to Admission; and

•	the passing (without any amendment, save as agreed by Panmure Gordon) of the Resolutions at the General Meeting; and

•	Admission becoming effective by not later than 8.00 a.m. on 17 October 2017 (or such later date and time as may be agreed by the Company and Panmure Gordon, being no later than the Long Stop Date).

If (i) any of the conditions contained in the Placing Agreement are not fulfilled or waived by Panmure Gordon by the respective time or date where specified (or such later time or date as the Company and Panmure Gordon may agree not being later than 8.30 a.m. on the Long Stop Date) or (ii) the Placing Agreement is terminated as described below, the Placing will lapse and the Placee's rights and obligations thereunder in relation to the Placing Shares shall cease and terminate at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

Panmure Gordon may, at its absolute discretion and upon such terms as it thinks fit, waive, or extend the period (up to the Long Stop Date) for, compliance by the Company with the whole or any part of any of the Company's obligations in relation to the conditions in the Placing Agreement, save that the condition relating to the passing of the Resolutions and the condition relating to Admission taking place may not be waived. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

Neither Panmure Gordon nor the Company shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of Panmure Gordon.

Right to terminate under the Placing Agreement

Panmure Gordon is entitled, at any time before Admission, to terminate the Placing Agreement by giving notice to the Company in certain circumstances, including, inter alia:

(a)	the Company, in any material respect, fails to comply with any of its obligations under the Placing Agreement;

(b)
any of the warranties given by the Company to Panmure Gordon was not at the date of the Placing Agreement true and accurate in any respect or, by reference to the facts subsisting at the relevant time, has ceased to be true and accurate in any respect; or

(c)
in the opinion of Panmure Gordon, there has occurred any adverse change in, or any development reasonably likely to involve an adverse change in, the condition (financial, operational, legal or otherwise), earnings, business, management, property, assets, rights, results, operations or prospects of the Company or the Group which in each case is material in the context of the Company or the Group taken as a whole, whether or not arising in the ordinary course of business; or

(d)
there happens, develops or comes into effect: (i) a general moratorium on commercial banking activities in London declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United Kingdom; or (ii) the outbreak or escalation of hostilities or acts of terrorism involving the United Kingdom or the declaration by the United Kingdom of a national emergency or war; or (iii) any other occurrence of any kind which (by itself or together with any other such occurrence) in Panmure Gordon's reasonable opinion is likely to materially and adversely affect the market's position or prospects of the Group taken as a whole; or (iv) any other crisis of international or national effect or any change in any currency exchange rates or controls or in any financial, political, economic or market conditions or in market sentiment which, in any such case, in Panmure Gordon's reasonable opinion is likely to materially adversely affect the Placing.

Following Admission, the Placing Agreement is not capable of termination to the extent that it relates to the Placing of the Placing Shares.

The rights and obligations of the Placees shall terminate only in the circumstances described in these terms and conditions and in the Placing Agreement and will not be subject to termination by the Placee or any prospective Placee at any time or in any circumstances. By participating in the Placing, Placees agree that the exercise by Panmure Gordon of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of Panmure Gordon, and that it need not make any reference to Placees and that it shall have no liability to Placees whatsoever in connection with any such exercise or decision not to exercise.  Placees will have no rights against Panmure Gordon, the Company or any of their respective directors or employees under the Placing Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999.

No Admission Document or Prospectus

The Placing Shares are being offered to a limited number of specifically invited persons only and will not be offered in such a way as to require an admission document or prospectus in the United Kingdom or in any other jurisdiction. No offering document, admission document or prospectus has been or will be submitted to be approved by the FCA or submitted to the London Stock Exchange in relation to the Placing, and Placees' commitments will be made solely on the basis of the information contained in the Announcement (including this Appendix). Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of the Company or Panmure Gordon or any other person and neither Panmure Gordon nor the Company nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received and, if given or made, such information, representation, warranty or statement must not be relied upon as having been authorised by Panmure Gordon, the Company, or their respective officers, directors, employees or agents. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Neither the Company, nor Panmure Gordon are making any undertaking or warranty to any Placee regarding the legality of an investment in the Placing Shares by such Placee under any legal, investment or similar laws or regulations. Each Placee should not consider any information in this Announcement to be legal, tax or business advice. Each Placee should consult its own solicitor, tax adviser and financial adviser for independent legal, tax and financial advice regarding an investment in the Placing Shares. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation or fraud.

Timetable and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within CREST, subject to certain exceptions. The Company reserves the right to require settlement for and delivery of the Placing Shares (or a portion thereof) to Placees in certificated form if, in Panmure Gordon’s opinion, delivery or settlement is not possible or practicable within the CREST system or would not be consistent with the regulatory requirements in the Placee’s jurisdiction.

Following the close of the Bookbuild, each Placee allocated Placing Shares in the Placing will be sent a trade confirmation or contract note stating the number of Placing Shares allocated to it at the Issue Price, the aggregate amount owed by such Placee to Panmure Gordon and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the CREST or certificated settlement instructions that it has in place with Panmure Gordon.

In no circumstances will interest be payable to a Placee on sums paid on account of settlement. Interest will be charged for payments not received by Panmure Gordon for value at the time set out below at four per cent. per annum above the base lending rate of the Bank of England from time to time.

Each Placee agrees that it will do all things necessary to ensure that its CREST account enables delivery and acceptance of the Placing Shares to be made to it on 17 October 2017 against payment of the amount due and in accordance with the CREST system. Settlement should be through Panmure Gordon against CREST ID: 83801.

Failure by a Placee to do so will lead to a claim for interest in accordance with the paragraph above if settlement in CREST is consequently delayed.

Panmure Gordon will enter a delivery versus payment instruction into the CREST system for matching. The input to CREST by a Placee of a matching or acceptance instruction will then allow delivery of the shares to such Placee against payment of the Issue Price for the relevant Placing Shares to be made through the CREST system on Admission.

For the avoidance of doubt, Placing allocations will be booked with a trade date of 12 October 2017 and settlement date of 17 October 2017, the date of Admission.

In the event of late CREST settlement, Panmure Gordon reserves the right to deliver a Placee's Placing Shares outside CREST in certificated form, provided that payment has been made in terms satisfactory to Panmure Gordon and all other conditions relating to the Placing have been satisfied.

Notwithstanding the above, the right is reserved to deliver all of the Placing Shares to which a Placee is entitled in certificated form should Panmure Gordon consider this necessary or desirable.

Neither Panmure Gordon nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from the transfer of shares to a Placee or its agent(s).

Each Placee is deemed to agree that, if it does not comply with these obligations, Panmure Gordon on behalf of the Company may sell any or all of the Placing Shares allocated to that Placee on such Placee’s behalf and retain from the proceeds, for the Company’s account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee’s behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation. Insofar as Placing Shares are registered in a Placee’s name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. Placees will not be entitled to receive any fee or commission in connection with the Placing.

Confirmations, Representations and Warranties

This Announcement and all other documents issued by Panmure Gordon in connection with the Placing are issued by Panmure Gordon in its capacity as agent of the Company. Panmure Gordon is acting solely for the Company in relation to the Placing and for no other person. A Placee is therefore not a client of Panmure Gordon in connection with the Placing and Panmure Gordon is not responsible to any Placee for providing the protections that are afforded to its clients, or for advising any Placee in relation to the transactions or arrangements described in this Announcement.  The contents or receipt of this Announcement do not constitute the giving of investment advice by Panmure Gordon, or the Company, to any Placee.

If any prospective Placee is not able to give the confirmations, representations, indemnities, warranties, undertakings and acknowledgements contained in this Announcement then it should not act on the information contained herein. This Announcement has not been nor is being issued by Panmure Gordon in its capacity as an authorised person nor has it been approved by an authorised person and it may not therefore be subject to the controls which would apply if it were made or approved as a financial promotion by an authorised person.

Placees are reminded that they are agreeing to accept their Placing Participation solely on the basis of information contained in this Announcement and other publicly available information.

The Placing Shares have not been, nor will be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the Securities Act in offshore transactions or (ii) to Accredited Investors, in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Any Placing Shares sold to any Accredited Investors will be made subject to a separate subscription agreement between the Company and such Accredited Investor.

Until 40 days after Admission, an offer or sale of the Placing Shares within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than pursuant to an available exemption from registration under the US Securities Act.

The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada, no document in relation to the Placing has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission, and no registration statement has been, or will be, filed with the Japanese Ministry of Finance or with any regulatory authority in South Africa in relation to the Placing. Accordingly, the Placing Shares may not, directly or indirectly, be offered, sold, re-sold or delivered in or into Canada, Australia, Japan or South Africa or offered or sold to a resident of Canada, Australia, Japan or South Africa and this Announcement may not be distributed in or into Canada, Australia, Japan or South Africa except in circumstances where the offer, sale or delivery within any province or territory of Canada is permitted under the securities laws of such province or territory without  compliance with the prospectus or registration requirements of such laws.

By participating in the Placing and agreeing to be bound by these terms and conditions in this Announcement, each Placee (and any person acting on such Placee’s behalf) represents, warrants and undertakes to each of the Company and Panmure Gordon (on its behalf and as agent for the Company) that:

a)	it has read and understood this Announcement (including the Appendices) in its entirety and acknowledges that its participation in the Placing will be governed by the terms of this Appendix;

b)	it shall subscribe for in full the Placing Shares comprising its Placing Participation and shall pay in full for the same a monetary amount equal to its Placing Participation Amount when due;

c)	its obligations are irrevocable and legally binding and shall not be capable of rescission or termination by it in any circumstances;

d)
the exercise by Panmure Gordon of any right of termination or any right of waiver exercisable by Panmure Gordon contained in the Placing Agreement or the exercise of any discretion under these terms and conditions shall be within the absolute discretion of Panmure Gordon, and Panmure Gordon shall not have any liability to a Placee whatsoever in connection with any decision to exercise or not exercise any such rights and that a Placee has no rights against Panmure Gordon under the Placing Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999;

e)
in accepting its Placing Participation a Placee has not relied on any representation relating to the Placing, the Placing Shares or the Company other than information contained in the Announcement and/or other publicly available information and/or its own investigations of the Company and in particular, but without prejudice to the generality of the foregoing, it acknowledges that it is not relying on any representations, warranties or statements by Panmure Gordon;

f)
the contents of the Announcement are exclusively the responsibility of the Company and neither Panmure Gordon nor any of its directors, employees, officers, agents or advisers have nor shall have any liability for any information, representation or statement contained or referred to in the Announcement or contained or referred to in any other information previously published by the Company and will not be liable for its decision to participate in the Placing based on any information, representation or statement in the Announcement or other publicly available information, such information being all it deems necessary to make an investment decision in respect of the Placing Shares;

g)
it has the relevant capacity and authority and has obtained all necessary consents and authorities to enable it  to give its commitment to subscribe for the Placing Shares and to perform its subscription obligations;

h)
it has complied with all relevant laws of all territories, or obtained all requisite governmental or other consents and authorities which may be required in connection with its participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and that it has complied with all requisite formalities and that it has not taken any action or omitted to take any action which will or may result in Panmure Gordon or the Company or any of their directors, officers, agents, employees or advisers acting in breach of the legal and regulatory requirements of any territory in connection with the Placing or its Placing Participation;

i)
if it is a resident in a member state of the European Economic Area, it is a "Qualified Investor" within the meaning of the law in the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive;

j)
it is one of the following types of person: (i) an investment professional within the meaning of Article 19(5) of the Order; (ii) a person who falls within Article 49(2)(a) to (d) of the Order; or (iii) any other person to whom this Announcement may lawfully be communicated;

k)
it has not offered or sold and will not offer or sell any Placing Shares in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of FSMA;

l)
it has not offered or sold and will not offer or sell any Placing Shares to the public in any member state of the European Economic Area except in circumstances falling within Article 3(2) of the Prospectus Directive which do not result in a requirement for a publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

m)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

n)
it is aware of, has complied with and will comply with its obligations in connection with the Criminal Justice Act 2003, MAR, the Proceeds of Crime Act 2002, the ML Regulations, the Terrorism Act 2000 and the Terrorism Act 2006 to the extent applicable to it;

o)
it will not distribute this Announcement or any other document relating to the Placing and it will be acquiring the Placing Shares for its own account as principal or for a discretionary account or accounts (as to which it has the authority to make and do make the statements in these terms and conditions) for investment purposes only;

p)	Panmure Gordon does not owe any fiduciary duties to it in respect of any claim it may have relating to the Placing;

q)	it shall have no claim against Panmure Gordon or the Company and it hereby irrevocably waives all such claims howsoever arising;

r)
it agrees to indemnify and hold harmless each of the Company and Panmure Gordon and their respective affiliates from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach by it (or any person on whose behalf it is acting) of the representations, warranties, acknowledgements, agreements and undertakings in these terms and conditions and further agrees that the provisions of these terms and conditions shall survive after completion of the Placing;

s)
it has not received a prospectus, admission document or other offering document in connection with the Placing and acknowledge that no prospectus, admission document or other offering document has been prepared in connection with the Placing;

t)	if it is a pension fund or investment company, its subscription for or acquisition of any Placing Shares is in full compliance with applicable laws and regulations;

u)
the issue or transfer of Placing Shares to it (whether as principal, agent or nominee) will not be subject to stamp duty or stamp duty reserve tax at the increased rates referred to in sections 67 or 93 (Depositary Receipts) or sections 70 or 96 (Clearance Services) of the Finance Act 1986;

v)	it is outside the United States and acquiring the Placing Shares in an "offshore transaction" (within the meaning of Regulation S);

w)
it is aware that the Placing Shares have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold within the US or to, or for the account or benefit of, US persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable securities laws;

x)	it is not acquiring the Placing Shares with a view to any distribution or resale, directly or indirectly, in the United States;

y)
it has not, directly or indirectly, distributed, forwarded, transferred or otherwise transmitted this Announcement or any other materials concerning the Placing to any other persons within the United States, nor will it do any of the foregoing;

z)
it is not a person who is resident in, or a citizen of Australia, Canada, Japan, New Zealand or South Africa (or an agent or nominee of such a person) or a national or resident of any other territory in which it is unlawful to make an offer to subscribe for the Placing Shares;

aa)
the relevant clearances have not been and will not be obtained from the Securities Commission of any province or territory of Canada and that the Placing Shares have not been and will not be registered under the securities laws of Australia, Canada, Japan, New Zealand or South Africa and, therefore, the Placing Shares may not be, directly or indirectly, offered or sold in Australia, Canada, Japan, New Zealand or South Africa except in circumstances where the offer, sale or delivery within any province or territory of Canada is permitted under the securities laws of such province or territory without  compliance with the prospectus or registration requirements of such laws;

bb)
neither it nor any affiliate, nor any person acting on its or any affiliate’s behalf, has or will offer, sell, take up, renounce, transfer or deliver directly or indirectly any Placing Shares within Australia, Canada, Japan, New Zealand or South Africa or offer, sell, take up, renounce, transfer or deliver in favour of or to a resident of Australia, Canada, Japan, New Zealand or South Africa except in circumstances where any such action is permitted in, into or from any province or territory of Canada under the applicable securities laws of such province or territory of Canada without compliance with the prospectus or registrations requirements of such laws and is carried out in accordance with any applicable resale requirements of such laws;

cc)	to the extent that it is purchasing Placing Shares on behalf of a third party:

(i)	it has carried out applicable procedures to verify the identity of such third party for the purposes of the ML Regulations;

(ii)	it has complied fully with its obligations pursuant to the ML Regulations;

(iii)	it will provide Panmure Gordon on demand with any information it might require for the purposes of verification under the ML Regulations; and

(iv)	it is not accepting its Placing Participation on a non-discretionary basis other than as agent for persons who are acquiring securities in the ordinary course of their business.

Money laundering

It is also a term of these terms and conditions that, to ensure compliance with the FCA Rules, the Proceeds of Crime Act 2002 and the ML Regulations (as applicable) Panmure Gordon may, in its absolute discretion, require verification of a Placee's identity to the extent that it has not already provided the same.  Pending the provision to Panmure Gordon of evidence of identity, definitive certificates in respect of the Placing Shares or the crediting of the relevant CREST accounts may be retained or delayed at Panmure Gordon's absolute discretion.

If within a reasonable time after a request for verification of identity, Panmure Gordon has not received evidence satisfactory to it, Panmure Gordon may, in its absolute discretion, terminate a Placee's Placing Participation (but without prejudice to Panmure Gordon's rights or the Company's rights to take proceedings to recover any loss suffered by either or both of them as a result of a failure to provide satisfactory evidence), in which event the monies payable on acceptance of the relevant Placing Shares will, if paid, be returned without interest to the account of the bank from which they were originally debited.  No Placing Shares will be placed with a Placee if before Admission its acceptance of any Placing Shares is rejected pursuant to the Regulations.  Panmure Gordon will not be liable to a Placee or any other person for any loss suffered or incurred as a result of the exercise of such discretion or as a result of any sale of shares comprised in a Placee's Placing Participation.

Law and jurisdiction

These terms and conditions and any non-contractual obligations connected with them are governed by English law.

All disputes arising under or in connection with these terms and conditions, or in connection with the negotiation, existence, legal validity, enforceability or termination of these terms and conditions, regardless of whether the same shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.

Placees irrevocably agree that the English courts are to have exclusive jurisdiction, and that no other court is to have jurisdiction to:

•
determine any claim, dispute or difference arising under or in connection with these terms and conditions or in connection with the negotiation, existence, legal validity, enforceability or termination of these terms and conditions, whether the alleged liability shall arise under English law or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts ("Proceedings"); or

•	grant interim remedies, or other provisional or protective relief.

Placees submit to the exclusive jurisdiction of such courts and accordingly any Proceedings may be brought against the Placees or any of them or any of their respective assets in such courts.

In considering this investment Placees should note that the Placing Shares are, or will be, traded on AIM, a market designed primarily for emerging or smaller companies to which a higher investment risk than that associated with larger or more established companies tends to be attached.  The rules of AIM are less demanding than those applicable to companies listed on the Official List of the UK Listing Authority.

The Company and Panmure Gordon draw Placees' attention expressly to the fact that the value of shares can fluctuate in value in money terms, and accordingly that a Placee may not realise, on disposal by it of Placing Shares which it acquires or subscribes for, the full amount of its investment.

All times and dates in this Announcement may be subject to amendment. Panmure Gordon shall notify the Placees and any person acting on behalf of the Placees of any changes.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

“Accredited Investor”	as such term is defined under Rule 501(a) of Regulation D under the US Securities Act
“Admission”	the admission of the Placing Shares and/or the Open Offer Shares (as the case may be) to trading on AIM becoming effective in accordance with Rule 6 of the AIM Rules
“AIM”	the market of that name operated by the London Stock Exchange plc
“AIM Rules”	the AIM Rules for Companies published by London Stock Exchange from time to time
“Announcement”	this announcement released by the Company relating to the Placing and Open Offer (including the Appendices to this announcement)
“Application Form”	the application form relating to the Open Offer to be enclosed with the Circular for use by Eligible Non-CREST Shareholders
“Basic Entitlement(s)”	the entitlement to subscribe for Open Offer Shares, allocated to an Eligible Shareholder pursuant to the Open Offer as described in the Circular
“Board” or “Directors”	the directors of the Company, or any duly authorised committee thereof
“Bookbuild”	the accelerated bookbuilding process launched immediately following this Announcement to conduct the Placing
“Circular”	the circular of the Company giving (amongst other things) details of the Placing and incorporating the Notice of General Meeting
“Company” or “Midatech”
Midatech Pharma plc, a company incorporated and registered in England and Wales with registered number 09216368 and whose registered office is at 65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire OX14 4RQ

“CREST”
the relevant system (as defined in the Regulations) which enables title to units of relevant securities (as defined in the Regulations) to be evidenced and transferred without a written instrument and in respect of which Euroclear is the Operator (as defined in the Regulations)

“Eligible Non-CREST Shareholder(s)”	Eligible Shareholders whose Existing Ordinary Shares are held in certificated form
“Eligible Shareholder(s)”	all holders of Ordinary Shares on the Record Date (whether or not such shares are held in uncertificated or certificated form) that are not Non-Eligible Shareholders
“Excess Application Facility”
the arrangement pursuant to which Eligible Shareholders may apply for an amount of Open Offer Shares in excess of their Basic Entitlement subject to the conditions of the Open Offer set out in the Circular

“Excess Entitlement(s)”
an amount of Open Offer Shares in excess of the Basic Entitlement, but not in excess of the total number of Open Offer Shares, allocated to an Eligible Shareholder pursuant to the Open Offer as described in the Circular

“Existing Ordinary Shares”	the 48,719,456 Ordinary Shares in issue at the date of this Announcement, all of which are admitted to trading on AIM
“FCA”	the Financial Conduct Authority in its capacity as the competent authority for the purposes of Part VI of FSMA
"FCA Rules"	the rules and statements of principle and the applicable designated rules and codes made by the FCA, as amended from time to time
“Form of Proxy”	the form of proxy to be enclosed with the Circular for use by Shareholders in connection with the General Meeting
“FSMA”	the Financial Services and Markets Act of 2000 (as amended)
“General Meeting”	the general meeting of the Company to be held at the offices of Panmure Gordon on 16 October 2017 at 10.00 a.m., notice of which to be set out at the end of the Circular
“Group”	the Company and its subsidiary undertakings
“Issue Price”	the price per Placing Share, as will be agreed between the Company and Panmure Gordon at close of the Bookbuild, and which is also the price per Open Offer Share
“London Stock Exchange”	London Stock Exchange plc
“Long Stop Date” “MAR”	24 October 2017 the EU Market Abuse Regulation no. 596/2014 and any delegated or implementing regulations included thereunder
“ML Regulations”	the Money Laundering Regulations 2007
“MTPUS”	Midatech Pharma US Inc.
“Notice of General Meeting”	the notice convening the General Meeting to be set out at the end of the Circular
“Order”	Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended
“Open Offer”
the invitation to Eligible Shareholders to apply to subscribe for Open Offer Shares at the Issue Price on the terms and subject to the conditions set out in the Circular and (where relevant) on the Application Form

“Open Offer Shares”	the new Ordinary Shares to be issued pursuant to the Open Offer
“Ordinary Shares”	the ordinary shares of 0.005 pence each in the capital of the Company
“Overseas Shareholders”	all Shareholders resident outside of the United Kingdom including those in a Restricted Jurisdiction
“Panmure Gordon” or “Nominated Adviser”	Panmure Gordon (UK) Limited, the Company’s nominated adviser and broker, which is authorised and regulated in the United Kingdom by the FCA
“Placee”
subscribers for Placing Shares pursuant to the Placing, provided, however, that the term shall not include any person who is subscribing as an Accredited Investor and to whom Ordinary Shares are sold to in a reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act

“Placing”	the proposed conditional placing of the Placing Shares at the Issue Price by Panmure Gordon as agent of the Company pursuant to the Placing Agreement
“Placing Agreement”	the conditional agreement dated 28 September 2017 between the Company and Panmure Gordon relating to the Placing
“Placing Participation”	a Placee's allocation of Placing Shares
“Placing Shares”	the new Ordinary Shares to be subscribed for by Placees pursuant to the Placing
“Placing Terms and Conditions”	the terms and conditions of the Placing, which are appended to this Announcement
“Prospectus Directive”	EU Directive 2003/71/EC, as amended
“Receiving Agent” and “Registrars”	means Neville Registrars Limited of Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA
“Record Date”	6.00 p.m. BST on 27 September 2017
“Regulations”	the UK Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended
“Regulatory Information Service”	any of the services set out in the list maintained by London Stock Exchange plc as set out in the AIM Rules
“Relevant Persons”
means a) persons in member states of the European Economic Area who are qualified investors within the meaning of article 2(1)(e) of the Prospectus Directive; and (b) in the United Kingdom, persons who (i) have professional experience in matters relating to investments and fall within article 19(5) of the Order; or (ii) are persons falling within article 49(2)(a) to (d) of the Order or (iii) who are otherwise lawfully permitted to receive it;

“Resolutions”	the shareholder resolutions to be proposed at the General Meeting
“Restricted Jurisdiction”
means Australia, Canada, Japan, New Zealand, the Republic of Ireland, the Republic of South Africa and the United States and any other jurisdiction where the extension or availability of the Open Offer would breach any applicable law or regulations

“Shareholders”	the holders of Ordinary Shares from time to time, each individually a “Shareholder”
“United States” or “US”
the United States of America, its territories and possessions, any state within the United States, including the District of Columbia, together with other areas that are subject to the jurisdiction of the United States

“USE”	an Unmatched Stock Event
“US Securities Act”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereby